GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700



06013040

26 April 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA


SEC MAIL
PROCESSING
RECEIVED
MAY 2 - 2006
WASH. D.C.
160
SECTION

Dear Sirs, New GKN PLC

SUPPL

GKN plc

- **Transaction in own shares**

For your information I enclose a copy of the above announcement which was released on 25th April.

PROCESSED
MAY 04 2006
THOMSON
FINANCIAL

Yours faithfully,

Sandie

Sandie De Ritter

Enc

Regulatory Announcement

Go to market news section




SEC MAIL
RECEIVED
PROCESSING
MAY 2 - 2006
WASH, D.C.
160
SECTION

Company	GKN PLC
TIDM	GKN
Headline	Transaction in Own Shares
Released	17:33 25-Apr-06
Number	PRNUK-2504

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 25 April 2006 it purchased 400,000 of its ordinary shares at a price of 317.59p per share from Credit Suisse Securities (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 26,570,000 of its ordinary shares in Treasury and has a total of 714,060,204 ordinary shares (excluding Treasury shares) in issue.

Grey Denham

Company Secretary

25 April 2006

END

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EXEMPTION NO.
82 - 5204